BRADFORD RODGERS

Senior Vice President and Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

September 27, 2022

VIA E-MAIL AND EDGAR

Mark Cowan, Senior Counsel

Disclosure Review Office No. 3

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Post-Effective Amendment No. 34 to Registration Statement on Form N-6
Equitable Financial Life Insurance Company of America
Equitable America Variable Account L
MONY Equity Master Variable Universal Life Insurance Policy
File Nos.: 033-82570; 811-04234

Dear Mr. Cowan:

On behalf of Equitable Financial Life Insurance Company of America (the “Company”) and Equitable America Variable Account L (the “Account”), we have forwarded a copy of the above-referenced Post-Effective Amendment No. 34 to the Account’s Registration Statement on Form N-6 for MONY Equity Master Variable Life Insurance Policies issued through the Account (the “Amendment”).  The Amendment was filed with the Securities and Exchange Commission (“Commission”) on September 22, 2022 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) for the purpose of transitioning the Registration Statement from Form S-6 to Form N-6.

The Company on its own behalf, and on behalf of the Account, respectfully requests that the Commission Staff afford the Amendment selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  In that regard, the Company represents that the prospectus and statement of additional information (“SAI”) in the Amendment are substantially similar to the prospectus and SAI included in Post-Effective Amendment No. 39 to the Form N-6 registration statement filed on April 21, 2022 (File No. 333-56969), which describes another variable universal life issued by the Company, the MONY Custom Equity Master Variable Universal Life Insurance Policy (the “MONY Custom Equity Master Policy”).  Accordingly, we have forwarded a marked copy of the prospectus and the SAI in the Amendment that highlights differences from the prospectus and SAI in Post-Effective Amendment No. 39 to the Form N-6 registration statement for the MONY Custom Equity Master Policy.

The material differences between the prospectus and SAI for the MONY Equity Master Policy and the MONY Custom Equity Master Policy are identified below.

1.              The MONY Equity Master Policy includes a Surrender Charge that consists of two components, an Administrative Fund Charge, which is a specified dollar amount per $1,000 of Specified Amount, and a Sales Fund Charge, which is based on a percentage of premiums paid.  The Surrender Charge under the MONY Custom Equity Master Policy is a specified dollar amount per $1,000 of Specified Amount.

2.              The MONY Equity Master Policy includes a Partial Surrender Charge of the lesser of 2% of the amount surrendered or $25. The MONY Custom Equity Master Policy includes a $10 per partial surrender charge.

3.              The MONY Equity Master Policy has a higher Mortality and Expense Risk Charge than the MONY Custom Equity Master Policy.

4.              The Waiver of Monthly Premium Deduction Rider under the MONY Equity Master Policy is not available under the MONY Custom Equity Master Policy.  The Additional Term Life Insurance, Guaranteed Death Benefit to Age 100, Maturity Extension and Waiver of Specified Premium Riders available under the MONY Custom Equity Master Policy are not available under the MONY Equity Master Policy.

5.              Some underlying fund portfolios available under the MONY Equity Master Policy are not available under the MONY Custom Equity Master Policy while some portfolios available under the MONY Custom Equity Master Policy are not available under the MONY Equity Master Policy.

*    *    *

If you have any questions or comments regarding the Amendment, or if there is anything that we can do to facilitate the Staff’s review of the Amendment, please call the undersigned at (205) 268-3581 or our counsel Thomas Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers
Bradford Rodgers
Senior Vice President and Senior Counsel

Attachment

cc:	Ms. Sally Samuel
Mr. Thomas Bisset